ANNUAL INFORMATION FORM

FOR THE FISCAL PERIOD
ENDED DECEMBER 31, 2009

AS AT APRIL 28, 2010

Forward Looking Statements

Certain statements made and information contained in this Annual Information Form constitute “forward-looking information” within the meaning of Canadian securities laws, for example, references to the possibility of acquiring producing or near-term producing precious metals assets, the intention of resuming exploration activities on the Ventanas property, the requirement for future financings, and the possible requirement to negotiate a modification of the Ventanas option agreement. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. These risks and uncertainties include those relating to the uncertainty that the Company will be able to identify appropriate acquisition opportunities, or if an opportunity is identified, that the Company will be able to conclude a transaction on satisfactory terms, interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration results will not be consistent with the Company’s expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the risk that exploration activities on the Ventanas property may not resume, either because of a lack of funds for other reasons, the uncertainty that any required modification to the Ventanas option agreement may not be obtained on terms acceptable to the Company or at all, and other risks and uncertainties, including those described under “Risk Factors” in this Annual Information Form as well as the risks set out in the “Risks and uncertainties” in each management discussion and analysis filed with Canadian securities regulators and available on SEDAR at www.sedar.com.

In addition, forward-looking information is based on various assumptions including, but not limited to, the expectations and beliefs of management, assumptions relating to the existence of companies that may wish to dispose of producing or near-term producing precious metals assets, the assumption that the optionor of the Ventanas property would be amenable to a modification of the option agreement if such were requested, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Documents Incorporated by Reference

Incorporated by reference into this annual information form (the “Annual Information Form” or “AIF”) is the technical report entitled “Technical Report on the Ventanas Epithermal Silver-gold Property” dated January 27, 2009 (the “Technical Report”), prepared by Felix N.F. Lee, B.Sc., M.B.A., P. Geo. and Ian D. Trinder, M.Sc., P.Geo. of A.C.A Howe International Limited (“Howe”). The Technical Report is available for review under the Company’s profile on the SEDAR website located at www.sedar.com.

Currency

The Company’s accounts are maintained in Canadian dollars and all dollar amounts herein are expressed in Canadian dollars unless otherwise indicated.

Resource Category (Classifications) Used in this AIF

The discussion of mineral deposit classifications in this AIF adheres to the resource/reserve definitions and classification criteria developed by the Canadian Institute of Mining and Metallurgy (“CIM”) in 2005. Estimated mineral resources fall into two broad categories dependent on whether the economic viability of such resources has been established and these are namely “resources” (economic viability not established) and ore “reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Mala Noche does not have any Measured Mineral Resources or any Mineral Reserves on its Ventanas Property. These classifications can be more particularly described as follows:

A “Mineral Resource” is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

ITEM 1. CORPORATE STRUCTURE

The Company was incorporated as “Apoka Capital Corporation” on November 26, 2007 under the British Columbia Business Corporations Act (the “Act”). On October 29, 2008, concurrently with the completion of a plan of arrangement, the Company changed its name from Apoka Capital Corporation to Mala Noche Resources Corp. (See “General Development of the Business”).

The head office of Mala Noche is located at Suite 1500, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8, telephone (604)895-7450, facsimile (604)639-2148. The Company’s legal registered office is located Suite 1810, 1111 West Georgia Street, Vancouver, British Columbia, Canada V6E 4M3, telephone (604)685-6367, facsimile (604)685-9798. The Company’s website is www.malanocheresources.com.

The Company has one active wholly-owned subsidiary, Mala Noche Resources, S.A. de C.V. (“Mala Noche Mexico”) that was incorporated under the laws of Mexico. The Company owns 100% of the common shares of Mala Noche Mexico, which constitutes the entire voting capital of Mala Noche Mexico. Mala Noche Mexico has no restricted securities.

In this Annual Information Form, the terms “Company” or “Mala Noche” refer to Mala Noche Resources Corp. and all its subsidiaries together unless the context otherwise clearly requires. Certain terms used herein are defined in the disclosure to which the term relates.

ITEM 2. GENERAL DEVELOPMENT OF THE BUSINESS

Mala Noche is a silver-gold exploration company engaged in the business of acquiring, exploring, developing and ultimately attempting to achieve commercial production from resource properties.

Corporate History

Apoka Capital Corporation (“Apoka”) was incorporated in British Columbia on November 26, 2007 and became a public company listed on the TSX Venture Exchange (the “TSXV”) as a “Capital Pool Company” under the symbol “ACK.P” on July 18, 2008. Mala Noche Resources Corp. was a private company until it was acquired by Apoka on October 29, 2008 pursuant to a plan of arrangement that constituted Apoka’s qualifying transaction (the “Qualifying Transaction”) under the TSXV’s Capital Pool Company policy. As required by the Act, the plan of arrangement was approved by the British Columbia Supreme Court on September 29, 2008. The Qualifying Transaction was a reverse takeover under Canadian GAAP and the policies of the TSXV whereby Apoka acquired all of the outstanding capital of privately-owned Mala Noche Resource Corp., on a one-for-one basis. 19,580,783 issued and outstanding shares of privately-owned Mala Noche Resource Corp were exchanged for common shares in the capital of Apoka and options to acquire 3,850,000 common shares in the capital of Apoka at an exercise price of $0.21 were issued in exchange for the outstanding options of privately-owned Mala Noche Resource Corp.

Concurrent with the completion of the transaction, Apoka as the resulting issuer changed its name to “Mala Noche Resources Corp.” on October 29, 2008 and commenced trading on the TSXV on October 31, 2008 as a Tier 2 Mining Issuer under the symbol “MLA”. The acquired “Mala Noche Resources Corp.” had its name changed to 0777551 B.C. Ltd. and became a wholly-owned subsidiary of the Company concurrently with the completion of the Qualifying Transaction.

On December 31, 2009, 0777551 B.C. Ltd. was amalgamated with the Company under the name “Mala Noche Resources Corp.”

Overview of the Company’s Business

The Company currently has one mineral interest, an option on the Ventanas property in Durango Province, Mexico (the “Property”), which is in the exploration stage. The Property has a long history of mineral exploration and development, however, little information exists on its commercial production. The timeline to bring an exploration property, such as the Property, to commercial production is generally long and there is no certainty that profitable commercial production will ever be achieved. Considering these factors, and in light of the global economic crisis and drastic decline in financial markets that began in the second half of 2008, on November 27, 2008 management of the Company announced its decision to defer further exploration activities on the Property and place the Property on care and maintenance, which requires minimal cash outlays during the period of deferral. The Company has one employee and certain officers of the Company have consulting contracts with the Company. As of the date of this AIF the Property continues to be on care and maintenance status.

History

On May 8, 2007, the Company entered into an option agreement, as amended on August 7, 2008 and April 6, 2010, with Desarrollos Mineros San Luis, S.A. de C.V. (“San Luis”), a Mexican corporation, to acquire up to a 70% interest in the Property (the “Agreement”). (See “Description of Business – The Ventanas Property – Property Description and Location”)

On November 27, 2008 the Company announced that it had completed drilling of three holes on the Property, thereby completing the main target of the autumn 2008 drilling program. It also announced its decision to place the Property on care and maintenance.

On January 15, 2009, the Company closed a non-brokered private placement of 3,692,500 common shares in the capital of the Company at a per share price of $0.10 for gross proceeds of $369,250.

On March 11, 2009, the Company filed the Technical Report on SEDAR, in compliance with NI 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The Company optioned the Property from San Luis a subsidiary of Lusimin S.A. de C.V. (“Lusimin”). The Technical Report focuses on Howe’s independent audit of Lusimin’s 1998 Mineral Resource estimate completed on a portion of the Mala Noche vein structure, which is located within the northeastern part of the Property. In addition, the Technical Report summarizes the work program completed by the Company during 2008, including site preparation, trench sampling and over 1400 metres of diamond drilling in five holes on portions of the Mala Noche and Valenciana vein structures. (See “Description of Business – Ventanas Property”).

The Company also disclosed on March 11, 2009 that it would be pursuing new opportunities, relying on the operations expertise of its Co-Chair at the time, Eduardo Luna. The Company is currently seeking acquisition opportunities, with specific focus on identifying producing or near-term producing precious metals assets. Management’s goal for the Company in this regard is to transform the Company into a revenue-generating precious metals producer within the current (2010) fiscal year. There is no assurance that the Company will be able to find a suitable acquisition or that if one is identified, the Company will be able to consummate a transaction.

On July 2, 2009, the Company closed a brokered private placement of 30,000,000 units at a price of $0.06 a unit for gross proceeds of $1,800,000. Each unit comprised one common share of the Company and one-half of one share purchase warrant. A full warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.10 per share until July 2, 2011. The net proceeds of the brokered private placement, amounting to approximately $1.6 million, provided the funds for due diligence costs required to review various acquisition opportunities of the Company.

On July 6, 2009, the Company appointed David Blaiklock as its new Chief Financial Officer. In addition to Mr. Blaiklock’s appointment, the Company announced that John Boddie, formerly CFO, had assumed the office of Vice President, Strategic Development, and Stephen Wortley, Chairman of and a partner in the Western Division of the law firm Lang Michener LLP, had been appointed as Corporate Secretary.

On July 9, 2009, the Company granted an aggregate 6,400,000 incentive stock options to its directors, officers and consultants pursuant to the Company’s 2008 Stock Option Incentive Plan (the “2008 Stock Option Plan”), as amended (see “Material Contracts”). It was also announced on this date that the Company’s Board of Directors had amended the 2008 Stock Option Plan to increase the number of common shares reserved for issuance thereunder from 4,916,157 to 11,654,657, representing 20% of the Company’s then current issued common share capital, and, further, to extend the maximum length of the term of options granted under the 2008 Stock Option Plan from five to ten years in accordance with the recently revised policies of the TSXV. The amended 2008 Stock Option Plan is now referred to as the “2009 Stock Option Plan”, but such plan as amended has as of the date of this AIF not been approved by the shareholders of the Company.

Eduardo Luna, director and Co-Chair of the Company, became President and Chief Operating Officer of the Company effective September 28, 2009. Wade Nesmith remains Chief Executive Officer, Co-Chair and director of the Company. In addition, Mario Garcia became Head of Mexican Operations, effective September 28, 2009.

On April 6, 2010, the Company and San Luis amended the Agreement to extend the term to exercise the option to acquire up to a 70% interest in the Property by one year (See “Description of Business – The Ventanas Property – Property Description and Location”).

On April 19, 2010, the Company announced that John Boddie had resigned his position as Vice President, Strategic Development and that it had disbanded the special advisory committee to the board. Mr. Boddie and one of the committee members, Art Freeze (a consulting geologist to and director of a number of public companies), have agreed to make themselves available to the Company through ongoing consulting arrangements.

On April 22, 2010, Michael E. Riley, C.A., became a director of the Company. Mr. Riley was formerly with Ernst & Young LLP, retiring as an audit partner after 26 years with the firm. As lead engagement partner, his clients included companies such as Placer Dome Inc. and HSBC Bank Canada. During the last ten years of his practice he also worked with the firm's Mergers and Acquisitions practice, leading M&A activity for several of the firm's clients. It is anticipated that Mr. Riley will be appointed to chair the Company’s Audit Committee.

The Property remains on care and maintenance, and exploration plans for the Property are being reviewed by the Company in light of the current economic conditions. The Company continues to seek suitable acquisition opportunities.

Significant Acquisitions

The only significant acquisition of the Company was the Qualifying Transaction consisting of the acquisition of privately held Mala Noche Resources Corp, as described above (see “General Development of the Business – Corporate History”). The Company did not file a business acquisition report in respect of the significant acquisition because the TSXV filing statement prepared in connection with the Qualifying Transaction dated October 20, 2008 and filed October 23, 2008 on SEDAR contained all necessary information about the significant acquisition and the Company complied with TSXV requirements in respect of the Qualifying Transaction.

ITEM 3. DESCRIPTION OF BUSINESS

Mala Noche is a silver-gold exploration company engaged in the business of acquiring, exploring, developing and ultimately attempting to achieve commercial production from resource properties.

The Ventanas Property

Unless stated otherwise, information of a technical or scientific nature related to the Property contained in this AIF is summarized or extracted from the Technical Report, which is filed on Mala Noche’s profile on SEDAR at www.sedar.com. The authors of the Technical Report, Felix N.F. Lee, B.Sc., M.B.A., P. Geo. and Ian D. Trinder, M.Sc., P.Geo. of A.C.A Howe International Limited are independent of Mala Noche.

Property Description and Location

The Property lies within the Ventanas mining district or the southern part of the San Dimas District in Mexico along the western flank of the Sierra Madre Occidental mountain range (Figure 1). The Property is presently composed of 28 near-contiguous mining concessions covering approximately 3,470 hectares or 35 square kilometres that are centered near coordinates 23°54’06”N latitude and 105°44’58”W longitude; near to the border of Sinaloa and Durango states and 120 km west of the city of Durango, the capital of Durango State, Mexico.

The Property is currently 100% owned by Luismin S.A. de C.V. (“Luismin”), a wholly owned subsidiary of Goldcorp Inc. (“Goldcorp”). Luismin was previously a wholly owned subsidiary of the Sanluis Corporation, S.A. de C.V. (“Sanluis”); a publicly listed company in Mexico. The Property was effectively acquired by Wheaton River Minerals Ltd. (a subsidiary of Goldcorp) as one of the advanced exploration projects included in its acquisition of Luismin from Sanluis in 2002. Mineral rights and surface rights to the Property are currently held in the name of Luismin subsidiary Desarrollos Mineros San Luis, S.A. de C.V. (“San Luis”).

Figure 1 – Location of Property

Source: Technical Report

On May 8, 2007, the Company entered into the Agreement with San Luis to acquire up to a 70% interest in the Property.

The Agreement has two parts, consisting of the “First Option” and the “Second Option”. The First Option will enable the Company to acquire a 49% undivided interest in the Property by spending US$5,000,000 on exploration costs as follows: US$2,500,000 on or before May 8, 2011, and an additional US$2,500,000 on or before May 8, 2012. As at December 31, 2009, the Company had spent US$1,594,028 on the Property, and expects to be able to meet the remaining US$905,972 in exploration costs by May 8, 2011. If the Company does not have enough capital to cover these exploration costs, the Company may raise additional funds or consider other alternatives.

The Second Option will enable the Company to acquire an additional 21% undivided interest in the Property by spending an additional aggregate amount of US$3,000,000 on exploration costs as follows: US$1,500,000 on or before the first anniversary of having earned the First Option, and an additional US$1,500,000 on or before the second anniversary of having earned the First Option.

If the Company exercises the Second Option, San Luis has the right, within 90 days, to buy back an undivided 30% beneficial interest in the Property, such that San Luis will thereafter have an undivided 60% beneficial interest and the Company will have an undivided 40% beneficial interest, by paying the Company an amount equal to US$16,000,000 less the amount of all maintenance costs paid by San Luis during the period of the Agreement.

The Company is the operator of the Ventanas property during the term of the Agreement and, as such, is responsible for carrying out and administering all exploration activities. Maintenance obligations which arise from the mining concession, and which must be kept current to avoid its cancellation are the performance of assessment work, the payment of mining taxes and the compliance with environmental laws. The Regulations of the Mexican Mining Law establish minimum amounts of assessment work that must be performed during exploration in the case of exploration concessions, or exploration/exploitation work in the case of exploitation concessions. As per the Agreement, San Luis is responsible for all maintenance obligations for the Property (which approximate US$60,000 per year) up to June 30, 2010 and thereafter the Company is responsible until the Company exercises the First Option, after which maintenance obligations are funded by San Luis and the Company prorata to their ownership interests.

The mining concessions on the Property were surveyed before title would have been granted as required by Mexican law, and the Company has not surveyed the concessions independently. The mining concessions comprising the Property expire between 2019 and 2049.

In Mexico, environmental permits are required for all trenching, road building and drilling activities and are available upon submittal of the appropriately completed application. All required permits are in place for planned surface exploration and diamond drilling on the Property. Disturbance associated with the Company’s exploration work to date is limited to construction of drill access roads, drill pads and trenches. No direct mining related activities have been conducted.

The Company is not aware of any environmental liabilities to which the Property is currently subject. It is uncertain whether the Company would be held responsible for the cleanup of historic mines within the Property area, should it put a mine into production nearby. The Company is unaware of the environmental impacts the waste rock from the historic mines may have, if any. The Company has not yet conducted any baseline environmental studies, such as surface or groundwater sampling of the Property area.

While the local people appear to be supportive of the Company’s current exploration efforts, it is not known what financial or time-related impacts to the permitting of a mining operation, if any, the nearby villages of Mala Noche, Ventanas and others might create.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Property can be reached via secondary dirt and gravel roads that exist throughout the Property area. The most direct route to the Property is from the south via a 41 km long road that originates in the town of La Ciudad situated along the Mex 40 highway, a major paved highway that links the city of Durango with Mazatlan on the Mexican coast. The road to the Property winds through very rugged and hilly terrain and passes through the villages of Borbollones, Arroyo de Agua, and El Palmarito before reaching the historical Mala Noche mine site where the camp is located. Much of this road is passable only during the dry season and by 4-wheel drive vehicle only. Long stretches of this road typically require repair following the rainy season. The Property can alternatively be accessed from the north through Desmontada via the secondary road that also services the Tayoltita Mine. This route, while longer, is open and passable year-round. Typical driving time from Durango is approximately 8 hours, of which 6 hours spent is on secondary roads.

The Property area can also be accessed by light aircraft; a one hour flight from either Mazatlan or Durango. Fixed wing aircraft can utilize a dirt airstrip at El Palmarito, about 8 km from the historical Mala Noche mine site, while rotary wing aircraft can use the airstrip or land at a small makeshift pad at the Mala Noche camp. The Company has constructed a new 350m x 25m dirt airstrip approximately 1 km southeast of the Mala Noche camp.

Generally, access throughout much of the Property is poor and possible only by foot or mule, traveling along paths, stream beds or open ground. The Company has begun construction on a section of a road linking the village of Ojita to Ventanas (also known as Villa Corona) and onward to the Mala Noche camp.

The Property lies within the Barranca sub-province of the Sierra Madre Occidental mountain range that is characterized by deeply incised very rugged topography with steep, often vertical walled valleys and narrow canyons. Total relief is on the order of 2,300 m- varying from about 550 m at to about 2,800 m. With the exception of the Rio Presidio at the south end of the Property, there are few perennial surface streams; most water being contained in intermittent streams that are only active during the rainy season.

Vegetation in the upper elevations of the Property consists of sparse to dense pine and oak trees. Some of the local areas were logged for pine within the last 10 years, resulting in little old growth timber. Lowland areas contain low vegetation consisting of cactus, scrub, and small trees.

Climate in the Sierra Madre is frequently a function of altitude. The Property area has been described as temperate and semi-arid with a mean an average annual temperature of about 18°C. The rainy season generally extends from the end of June to the end of September, with typical heavy afternoon thunderstorms. Tropical storms generated in the Pacific Ocean occasionally affect this part of Mexico in October. From October through June precipitation is rare, but has been recorded during all months. Winters are generally much drier with moderate to cool temperatures prevailing. Exploration activities may be conducted year-round, although the rainy season does create some difficulties with respect to accessibility.

Owing to the fact that Durango State has a long history of mining and ranks as one of the world’s largest silver producing regions, the city of Durango contains many mining and exploration support services and businesses and is the exploration base for many junior exploration companies in Mexico. The city‘s airport provides daily service to and from Mexico City and Houston, U.S.A.

The Property area itself is sparsely populated. The San Dimas District hosts only a small population of approximately 23,000, of which 8,000 live in the town of Tayoltita. The local residents at Mala Noche and Ventanas provide a source of exploration labour and can be retained to pack equipment and supplies from Mala Noche to fly camps in the Ventanas and San Cayetano areas of the Property.

Luismin owns and maintains housing, office, and storage buildings at the Mala Noche site. There are also drill core logging and storage facilities. A Federal Power Commission power line passes through the Property area and the camp buildings and housing are connected to the local grid. The Property area has sufficient water for exploration and mining purposes.

The Property area is characterized by steep-sided hills and V-shaped valleys. Sites for potential mining infrastructure such as a mill, waste dumps and tailings within the Property area require investigation. Tailings and waste, if placed within the upper reaches of drainage valleys, would require the construction of a retention dam(s). Use of tailings as backfill could also be investigated. Areas of lower relief are present, such as east and south-southeast of the historical Mala Noche mine, and may be suitable for potential mine and mill infrastructure.

History

The Property is a mid-stage exploration project containing multiple low- to intermediate-sulphidation epithermal veins systems. The Property is divided into three vein areas, the Mala Noche, Ventanas, and San Cayetano areas, each have numerous, previously explored and worked veins that have a style of mineralization that is similar to the productive Tayoltita District 32 km to the north. Total historical silver and gold production from the Property area is unknown. Presently the Property hosts no less than 17 old mines and workings.

Precious metals were first mined in the San Dimas District by the Spanish in 1757. The Spanish presence and production in the district continued until the beginning of the Mexican War of Independence in 1810 at which time mining in the area largely ceased. Larger-scale mining activity resumed in the mid- to late-1880s with the arrival of Americans and the introduction of modern mining methods. It was during this time that many of the mines and workings on the Property were developed. The New York-based New Ventanas M. & E. Co. or “Ventanas Company” operated several mines in the San Cayetano and Ventanas areas between 1907 and 1911 until the outbreak of the Mexican Revolution. In 1959, Mexicanization of the mining industry forced the sale of a 51% ownership stake in foreign-owned properties to Mexican individuals or companies. Minas de Oro S.A., then Cia Minera La Perla S.A. followed by Cia Minera Mala Noche y Anexas S.A. de C.V. operated the historical Mala Noche mine until 1973. Total production from the mine through to 1973 is reported as 400,000 tonnes grading 490 g/t Ag and 2.5 g/t Au. Ore was reportedly treated at a 40 ton-per-day mill located at the portal of the 7-½ level. After 1973, activity in the area had largely ceased. The historical Mala Noche mine/vein and adjacent Valenciana-Los Cristos-Claudia veins were subsequently explored in considerable detail by Luismin S.A. de C.V. (“Luismin”) between 1979 and 2000, by Capstone Gold Corp between 2003 and 2004, and by Minera Hothschild Mexico S.A. de C.V. between 2005 and 2006.

Property Geology

The San Dimas District is situated within the Barranca sub-province along the western flank of the Sierra Madre Occidental mountain range. The Sierra Madre Occidental is one of the largest volcanic belts in the world and most prospective in terms of gold and silver, and polymetallic deposits. Approximately 1,200 km long along its northwest axis, the belt varies in width from between 200 and 300 km and is, essentially, a very broad anticlinal uplift with gently dipping eastern flanks and more steeply dipping western flanks. The uplift is crosscut by numerous longitudinal faults. Metallogeny of the volcanic belt generally changes from west to east. The deposits of the western Barranca sub-province are predominantly silver-gold and include the Tayoltita, Santa Rita, and San Antonio mines located just north of the Property area. The deposits of the eastern Altas Llanura subprovince tend to be more polymetallic in nature; producing lead and zinc in addition to the silver and gold.

Two distinct Tertiary volcanic sequences comprise the belt: a Lower Volcanic Sequence (“LVS”) consisting of batholithic intrusives and associated andesitic volcanic rocks whose ages range from 100 to 45 million years (Ma), and an Upper Volcanic Sequence (“UVS”) containing rhyolitic ignimbrites, caldera complexes and small amounts of mafic lavas ranging in age from 34 to 27 Ma.

Within the San Dimas District the LVS and UVS form a volcanic pile approximately 3,500 m in thickness. The two sequences are separated by an erosional and depositional unconformity. The LVS is predominantly composed of andesitic and rhyolitic flows and tuffs, while the UVS is composed of a lower andesitic horizon capped by rhyolitic ash flows and tuffs. The LVS is the host of the mineralized veins. The district lies within an area of complex normal faulting. Five major, post-ore north-northwest trending faults have divided the district into five tilted blocks.

The Property is structurally complex and is crosscut by several normal faults that have disrupted the stratigraphy. The faults typically have north-northeast strikes and east or west dips, with dips generally opposite to bedding. As a result the faults have characteristics of tensional block faults, tending to “pull apart” rock units and veining. An example of the degree to which the Property stratigraphy is disrupted by normal faulting, is the disruption caused by the San Francisco-Conception fault. This is a northeast striking normal fault that actually drops the UVS capping into contact with the Ventanas porphyry; a throw of at least 1,000 meters. The faulting complicates mapping and makes it very difficult to correlate individual lithological units or trace individual veins along strike or down dip.

Mineralization

Mineralization on the Property is typical of low to intermediate sulphidation epithermal silver/gold deposits found elsewhere in Mexico. Epithermal deposits form in the shallow parts of magma-related hydrothermal systems and are generally associated with volcanism and intrusions of calc-alkaline magmas commonly within sub-aerial volcanic arcs. There are two end-member styles of epithermal mineral deposits: low-suphidation and high-sulphidation with intermediate-sulphidation deposits being a possible sub-type of the low-sulphidation class. The two end-member types are distinguished on the basis of the form of the deposit, texture of mineralization, ore and gangue mineralogy, alteration style and mineralogy, geochemical association and the chemistry of the fluids from which they are formed. The low-sulphidation vein systems are commonly characterized by their low sulphide contents, quartz-adularia-sericite alteration mineralogy, and lack of extensive wallrock alteration. High-sulphidation vein systems are commonly characterized by sulphur saturation leading to the presence of native sulphur and sulphide minerals, quartz-alunite alteration mineralogy and extensive wallrock alteration.

Both low and intermediate sulphidation epithermal mineralization generally form within 1,000 m of the paleosurface at temperatures between 150°C to 300°C. Gold and silver grades can be very high, occasionally reaching grades on the order of tens-of-grams of gold (“Au”) per tonne and kilograms of silver (“Ag”) per tonne. Low-sulphidation epithermal deposits typically average around 770,000 tonnes and contain 7.5 grams per tonne (“g/t”) Au, 110 g/t Ag and minor copper (“Cu”), zinc (“Zn”) and lead (“Pb”). Intermediate sulphidation epithermal systems tend to be more silver-rich and share many of the characteristics of the Mexican deposits. Silver to gold ratios typically range from 0.5 to 20 for low-sulphidation epithermal systems and 10 to 1,500 for intermediate-sulphidation epithermal systems.

For low to intermediate sulphidation deposits, sulphide mineralization is generally introduced along faults and fractures. Sulphide assemblages include electrum, native gold, argentite, acanthite, pyrargyrite, chalcopyrite, sphalerite, galena, tetrahedrite and occasional telluride minerals. Common gangue minerals include quartz, chalcedony, adularia, calcite, rhodochrosite and amethyst, barite and fluorite.

Vertical metal zonation is manifested with higher amounts of gold or gold and silver along with mercury, tellurium and antimony in the upper portions of the system, whereas elevated copper, lead and zinc levels are typically found in the lower levels of the system.

High-grade silver and gold mineralization and veining within the Property area are divided into three main areas: the Mala Noche, Ventanas and San Cayetano areas; each of which contain several named veins or vein zones. The vein or vein structures on the Property have been divided into two groups with two sub-types each: (i) east-west oriented veins including type A with southward or steep northward dip and type B with flat southward dip; and (ii) northwest-southeast oriented veins including type A with northeast dip and type B with southwest dip.

Both sets of veins pinch, swell, divide in two, and exhibit horse-tailing and symoidal (subparallel) structures. Steeply dipping veins tend to flatten or have flat hanging wall branches. The veins typically vary in width from several centimetres to several metres, but average 1.5 to 2 m. Vein structures vary in length from less than 200 m to greater than 2 km. High-grade silver-gold mineralization typically occurs as shoots or pods within the veins. The size of the shoots vary considerably but strike lengths average 150 m and down dip extensions can reach up to 200 m, though down-dip extensions rarely exceed strike length.

The Mala Noche vein-hosted mineralization comprises a primary northwest-southeast trending planar quartz veined structure with a dip of approximately 55 degrees to the northeast. Parallel, narrower structures are present in the footwall and the hanging wall of the main structure; Mala Noche Alto is the most significant of these structures and hosts minor Mineral Resources. In longitudinal and plan view the Mala Noche vein structure has been divided into several areas along its strike based on areas of historic underground development which were apparently centred on steeply raking higher grade mineralized shoots.

Exploration

Between 1979 and 1997, Luismin carried out considerable exploration work on the historical Mala Noche mine with the intent to establish sufficient Mineral Resources. Luismin’s work is by far the most extensive exploration work completed to date consisting of a 3-stage underground development and diamond drilling program. The first stage included development of the 800 meter long Level 10 tunnel/adit as well as 500 meters of drifting along the Mala Noche vein on Level 10. The second stage continued with development of a ramp in the San Pedro area of the Mala Noche vein and 2,900 meters of diamond drilling from surface. The third stage consisted of an additional 420 meters of drifting in the San Pedro area and an additional 2,700 meters of underground drilling. In total, Luismin reported the completion of 2,370 meters of drifting and 5,600 meters of drilling by 1997.

Between September and December 2007, the Company completed a chip-channel sampling program across the Property for the purpose of verifying earlier Luismin and Capstone surface sample results. Durango based Exploraciones Geológico-Mineras de Occidente S.A. de C.V. (“EGOSA”) were contracted to complete the sampling program. Prior to starting the sampling program, EGOSA also evaluated the condition of the existing underground workings, including those of the historical Mala Noche mine to see if any workings were accessible for sampling purposes. With the exception of the full 800 m length of the historical Mala Noche mine level 10 tunnel and parts of the Level 4 ramp, most of the workings are inaccessible due to flooding or cave-ins, or other obviously dangerous conditions such as rotting support timbers. As a result, much of the Company sampling program was conducted on the surface. In total, EGOSA collected 159 samples.

The Company’s 2007 sampling program confirmed that the Property hosts strong silver and gold grades in the order of what was reported historically and similar to those found in other parts of the San Dimas District. The sampling is therefore deemed to have generally confirmed the reliability of the Property database on an overall, if not individual sample, basis.

In 2008, the Company completed a significant amount of road rehabilitation and building, drill pad preparation, as well as stripping, channelling, and trenching in the area of the Valenciana and Claudia veins prior to sampling. From August to November 2008, the Company completed 35 hand-dug trenches in and around the Valenciana, Claudia and Los Cristos vein systems for systematic surface channel sampling of the veins and their area of intersection. A total of 651 samples were submitted to SGS Minerales Laboratory (“SGS”) for analysis. Assay results confirmed the presence of mineralization, with the highest grade results to date predominantly within the area of intersection between the Valenciana and Claudia-Los Cristos veins.

In late 2008, the Company completed a NI 43-101 compliant audit of Luismin’s 1998 Mineral Resource estimate, focused on a portion of the Mala Noche vein structure where one main zone (Mala Noche vein) and one minor mineralised zone (Mala Noche Alto vein) were outlined. These zones have a northwest-southeast strike and a moderate dip towards the northwest. The main Mala Noche structure has been traced on surface along a strike length of approximately 3,400 metres. Resource blocks have been estimated within three areas (San Pedro, Mala Noche and Macho Bayo) over a strike length of approximately 1,100 metres and to a depth of approximately 400 metres. The average true width of the main mineralized zone was approximately 2 metres. (See “Description of Business – The Ventanas Property – Howe Audit – Mineral Resource Estimates”).

Drilling

The Company initiated a diamond drill program under a drilling services contract dated August 27, 2008 between the Company and Exploraciones Y Desarrollos Mineros, S.A. de C.V. (the “Drilling Services Contract”), a Mexican drilling contractor. The program utilized two drill rigs from September to October 2008; one operating at the Valenciana vein and the other on the Macho Bay area of the Mala Noche vein. The diamond drill program used HQ core (diameter of 63.5 mm and hole diameter of 96mm) and NQ core (diameter of 47.6mm and hole diameter of 75.7mm) . Five HQ-NQ holes totalling 1,469 m were drilled, surveyed and sampled. Company personnel supervised the drill program.

The drill contractor completed down-hole directional surveys on all diamond drill holes at approximately 100m intervals using a Reflex single shot digital survey tool. Upon completion, holes were capped/marked with a cement monument. Core was retrieved from the drill string using conventional wireline techniques. Core was removed from the core tube by drilling personnel and carefully placed in plastic core boxes. The filled core boxes were removed from the drill site at the end of each shift by the drill crews and brought to the Company’s secure core warehouse and sampling facility on the Property. Core was processed at the Company’s facility on the Property, with procedures in line with industry standard.

The Company collected a total of 301 core samples from five drill holes from all Company diamond drilling to October 2008 and sent them to SGS in Durango. The Company’s 2008 drilling program was limited in extent. At the Mala Noche vein, three holes were completed on one section (MN-01-08 to MN-03-08) while at the Valenciana vein only one hole was completed to its targeted depth (VAL-02-08). Holes MN-01-08 and MN-02-08 intersected significant mineralised intervals which confirm the potential of the Mala Noche vein along strike of historic drill holes and underground workings. Hole VAL-02-08 confirms the presence of sporadic mineralized intervals at depth below the Valenciana vein structure. Drilling in the Valenciana area has not yet tested the subsurface in the area of the Company’s 2008 surface trenching which returned results warranting further work.

Under the terms of the Drilling Services Contract, the Company committed to drill a total of 20,000 metres on the Property, and if the Company stops drilling before reaching the contracted total the remaining metres must be paid to the drilling contractor at a price of US$100 per metre. During 2009, the Company paid US$26,000 to the drilling contractor to cancel the Drilling Services Contract, thereby eliminating any further obligation.

Sampling, Analysis, and Security

Sample preparation, analytical procedures and security with respect to the Property samples were appropriate and met current industry standards.

The Company’s 2007 sampling program was carried out for the purpose of verifying the results of earlier Luismin and Capstone Gold Corp. (“Capstone”) samples from across the Property. Consequently sampling was restricted to the known mine sites (major veins) and alteration areas previously sampled or worked by Luismin and Capstone. Old sample sites were located in the field by handheld GPS and a hammer and chisel were used to collect an identical composite chip-channel sample, typically 2-3 kg in size, for the specific sample interval. Upon collection, the sample was immediately bagged and sealed and eventually transported by truck to SGS preparation and analytical facilities in Durango at the end of the program. The channels generally averaged 1-2 metres in length and did not, in most cases, sample the entire exposed width of vein. The samples (original and duplicate) were therefore not considered by the Company to be wholly representative of the material sampled. Instead the samples merely indicated the presence or absence of mineralization.

In early 2008, using the same sampling methodology as the Company, Howe collected a total of nine duplicate chip-channel samples from previous Luismin and Capstone sample locations for verification purposes. Four of the nine samples were collected from the Valenciana vein, and two samples were collected from the Mala Noche vein. The remaining three samples were collected from the La Prieta vein. Again, these samples were not considered to be wholly representative of the material sampled but merely indicated the presence or absence of mineralization. The samples were collected under the direct supervision of the Howe qualified person and were continually in his possession until personally delivered to the SGS preparation and analysis laboratory in Durango. SGS is a reputable accredited laboratory qualified for the material analyzed. In 2008, the Company also undertook trench sampling (see “Description of the Business - The Ventanas Property – Exploration”).

Also in 2008, the Company completed diamond drill core sampling (see “Description of the Property - The Ventanas Property – Drilling”). Core was retrieved from the drill string using standard wireline methods. Upon retrieval, the core was removed from the core tube and placed into core boxes in the order in which it was drilled. After cleaning and logging, a geologist selected the sample intervals and marked the sample cut line on the core. Sample intervals were marked down the hole, generally based on geological, alteration and/or mineralisation contacts or a maximum sample length of about 1.0 metre within mineralised zones. A minimum sample length of about 0.25 meters was also a consideration. The down-hole sample intervals were measured and recorded on a sample log. Sample numbers were assigned sequentially down-hole using pre-labelled sample tag booklets.

The core was cut in half with one half placed into labeled sample bags and the other half returned to the core box for archiving and future verification and testing (if required). Care was taken to return the archived half split core to the core box in the correct orientation. Each sample bag had the sample number written on the outside of the bag with black permanent marker and a corresponding sample tag was placed inside. Core logging, sawing, sample bagging and sample shipment preparation was completed either by or under the onsite supervision of Company geologists. After sampling was completed, the archived core boxes were labeled and placed on metal core racks assembled in the adjacent building. Company geologists selectively sampled the core drilled at the Mala Noche vein, limiting sampling to mineralised, veined and altered sections.

Each of the 2007 samples taken by the Company were analyzed for silver and gold via fire assay, and a suite of 36 elements including silver, copper, lead, and zinc via induced coupled plasma-atomic absorption spectroscopy. As part of an internal quality assurance/quality control (“QA/QC”) program, 17 duplicate samples were inserted into the sample stream for submission to SGS in Durango for analysis. The same SGS sample preparation and analytical methods applied to the 2007 samples were used by Howe in January 2008. No QA/QC protocols were applied, and the samples were merely taken for verification purposes in an attempt to duplicate the results obtained for the Company’s 2007 samples and the earlier Luismin and Capstone samples.

For the Company’s 2008 trenching and diamond drilling program, all samples (rock and core) were bagged and sealed once collected. The Company maintained possession of the samples until delivery to the laboratory, and core and trench samples were delivered on a daily basis to the Company’s secure storage and office facilities on the Property for temporary storage. Samples were then placed in rice sacks and sealed. When a sufficient quantity was collected, in the order of 100 trench and/or drill core samples, the samples were delivered by the Company vehicle to the SGS laboratory facility in Durango City, Durango. SGS is a reputable accredited laboratory qualified for the material analyzed. SGS quality control procedures are method specific and include duplicate samples, blanks, replicates, reagent / instrument blanks for the individual methods.

The Company is establishing a quality control system for its diamond drill program at the Property. This program will include the routine insertion of certified reference materials (standards), field blanks and duplicates. To date however, most trench and drill core sample batches submitted to SGS have not been accompanied by QA/QC standards, blanks and duplicates. The Technical Report recommends a number of QA/QC procedures that the Company plans to implement when it takes the Property off of care and maintenance.

The data verification aspect of the site visits conducted by Howe qualified persons included general confirmation of existence of work sites mine workings, sample sites, drill holes and surface trenches etc. as well as procedures to test the reliability of the Property database, in particular with respect to silver and gold analytical results. In essence all of the work sites and technical observations were as reported by the Company. The Company conducted verification sampling of historic sample sites in 2007, and Howe conducted limited verification sampling in its site visits and, with the Company, conducted limited verification sampling of the Luismin Mineral Resource blocks as part of the Howe Mineral Resource audit.

In 2007, the Company collected a total of 159 samples from the Property duplicating earlier samples for verification purposes. The results showed a poor correlation between the Company and previous samples, which may be attributed to a number of reasons such as possible sampling bias, differences in sample size, differences between labs, or a strong “nugget effect” (i.e. lower precision at higher grades could be due to greater variability in distribution of gold/silver in higher-grade mineralized material).

For the January 2008 Howe verification, nine samples were collected from the Property duplicating earlier samples. The Howe samples were collected in a manner identical to the Company’s samples and analyzed using the same SGS sample preparation and analytical methods applied to the Company samples. There was general agreement between Howe and the Company in terms of silver results, but less of an agreement in terms of gold; with Howe samples consistently reporting lower grades than Company samples. It is possible that this was a result of differences in the sampling method or an inconsistency in the lab analysis or reporting. Even so, the grades obtained by both Howe and the Company were generally in the order of those reported in the past.

As part of the Howe Audit (see “Description of the Business - Howe Audit – Mineral Resource Estimates”), Company personnel under the direction of Howe retrieved eight “intact” historic Luismin drill holes for the purpose of verification sampling of the Luismin’s Mineral Resource blocks. A total of 92 half core samples were collected and submitted for analysis. At the core facility, the archived core was washed clean and laid out on workbenches. A Company geologist then logged the core and created a hardcopy record including a graphic log of stratigraphy, vein orientation, and mineralised zones and a detailed descriptive log including rock type, alteration, structure, mineralisation and vein density/percentage. All drill core was digitally photographed before sampling.

A geologist selected the sample intervals, duplicating historic Luismin sample intervals. The down-hole sample intervals were measured and recorded in a sample log. Sample numbers were assigned sequentially down-hole using pre-labelled sample tag booklets. Quarter splitting the core would have resulted in both sample loss inherent with sawing and a very small sample volume because the existing core was half-split and BQ or smaller in diameter. In order to obtain a verification sample representative of the original Luismin sample, all remaining core from each interval was collected. Coarse crush reject from each interval was returned from the lab to the Mala Noche camp for archival purposes. Company geologists then input the drill-hole collar, survey, geology and assay data into a project spreadsheet database.

Regarding the verification sampling of Luismin resource core samples, all core samples were bagged, sealed and delivered on a daily basis to the Company’s secure storage and office facilities at the Mala Noche camp for temporary storage until delivered to the laboratory. Samples were then placed in rice sacks, sealed and delivered by the Company vehicle to the SGS. The samples were prepared using the SGS sample package described above, and the verification samples were analyzed for gold and silver plus 34 elements.

For the verification sampling of Luismin Mineral Resource core samples, only limited verification sampling of the Luismin Mineral Resource blocks was possible because underground sampling areas used in Luismin’s 1998 Mineral Resource estimate were not accessible. Certain areas of the Property were not accessible, and surface-based diamond drill coring of the underground Mineral Resource blocks was not feasible because local topography limits potential drill pad locations and would result in excessive drill hole lengths. The majority of Luismin drill holes used to define Mineral Resource blocks were collared from presently inaccessible underground drill bays. Any attempts to twin Luismin drill holes from surface drill pads would be further complicated by the fact that Luismin drill holes were not surveyed, therefore the accuracy of the mineral intersection locations used to define the drill indicated Mineral Resource blocks were uncertain, particularly those defined by thin diameter core and/or those with down-hole depths greater than 100m. An incomplete archive of Luismin’s historic drill core (split mineralized intervals and unsplit wallrock) remains at the Mala Noche site. The mineralized intervals and in some cases entire boxes of core are missing from some holes.

The verification-sampling program included the insertion of certified reference materials (standards), field blanks and duplicates. Ideally, individual duplicate sample results should be compared however, individual Luismin sample analytical results were generally not available; only analytical values from composited Luismin core sample intervals were available. Therefore, in order to compare results, the duplicate samples were composited (length weighted) using the same core intervals as Luismin.

The duplicate samples provide an independent confirmation of the presence of significant gold, silver and base metals at the Mala Noche Deposit. While the number of duplicate analyses is too few to conduct a detailed statistical analysis, sample results are in general agreement with the historical Luismin results. Variation between original and duplicate half-core assay results is reasonable and is typical for gold-silver exploration projects.

Howe Audit – Mineral Resource Estimates

During November-December 2008, Howe carried out a detailed audit (the “the Howe Audit”) of Luismin’s historic April 1998 Mineral Resource estimate (the “Luismin Estimate”) originally disclosed in Luismin’s Mineral Resource report dated May 30, 1998 (the “Luismin Report”) for the purpose of verifying the calculations of the Luismin Estimate, and reclassifying the Luismin Estimate into current NI 43-101 compliant categories. The Howe Audit was completed by Ian Trinder, Associate Geologist with Howe, and an independent qualified person under NI 43-101.

When conducting the Howe Audit, Howe reviewed the parameters, assumptions and methods of estimation and classification of the Luismin Estimates, and recalculated grade, width and tonnage of each individual estimate using data and methods tabulated in the Luismin Report. The Howe Audit recalculated the Luismin Estimate into current NI 43-101 compliant Mineral Resources.

The Howe Audit retained the dilution and grade-cutting factors Luismin used in calculating the Luismin Estimate from sampling of underground workings. Luismin did not apply dilution and grade-cutting factors to Mineral Resource blocks determined by diamond drilling only. Luismin used conventional polygonal longitudinal underground mining block estimation methods to estimate the Mineral Resource tonnage and grade in each potential underground mining block and then applied a tonnage and grade correction factor to determine Mineral Resources. These correction factors were applied only to blocks delineated by underground sampling, and diamond drill Indicated Resources were not corrected. The polygonal resource method is not as sophisticated as computer-based resource block models, however it is an established method which has been historically well suited to vein-type deposits. Luismin conducted no statistical treatment of the data.

When conducting the Howe Audit, Howe entered all individual sample data in the Luismin Report into Excel spreadsheets. The weighted averages, areas and volumes were calculated as per Luismin’s methods. Except for Inferred Resource Block 36 (which showed a significant discrepancy), the results of Howe’s recalculations were in general agreement with Luismin’s calculations. Minor discrepancies were present and generally attributable to differences in the averaging of grades and thicknesses and in rounding of results and these discrepancies were not material. Howe also noted and corrected two errors in Luismin’s Mineral Resource summary table.

The Luismin Estimate was not in compliance with NI 43-101 and neither a pre-feasibility nor a feasibility study has been conducted on the Property. Howe has reclassified the Luismin Estimate into Indicated and Inferred Resources as of December 2008. Howe downgraded the Luismin Estimate because of uncertainties with the historic assay data set, namely: 1) the unavailability of assay certificates; 2) the lack of historic QA/QC data; 3) the current inaccessibility of underground workings to conduct verification sampling and; 4) the lack of documentation establishing the specific gravity of the mineralization. Howe also downgraded Luismin’s drill hole Mineral Resources to Inferred Resources because of the relatively wide spacing and locally isolated positions of the drill holes.

Howe believes that the methods used by Luismin to determine the Luismin Estimate are reasonable and, that the Howe Audit Estimate, as tabled below in Table 1, conforms to NI 43-101 and fairly represents the Mineral Resource potential on the Property. The summary Mineral Resource tonnages have been rounded as per CIM Standards to reflect the fact that it is an approximation. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Since there are no Mineral Reserves, factors affecting profitable extraction, including mining, processing, metallurgical, economic, marketing, legal, environmental, socio-economic and governmental factors were not considered in the Technical Report. See “Description of Business – The Ventanas Property – Property Description and Location” for a discussion of current permitting and environmental considerations.

The Mala Noche Mineral Resources are situated in an area of steep topography that will affect access costs, plant location and waste disposal. No mineral processing or metallurgical test work has yet been carried out for the Mala Noche area veins.

Table 1: Combined Mala Noche and Mala Noche Alto Mineral Resource Estimates - December 2008

Classification	Tonnes	Au (g/tonne)	Ag (g/tonne)	Au grams	Ag grams	Au ounces	Ag ounces
Total Indicated	155,000	2.49	258	386,000	39,990,000	12,000	1,286,000
Total Inferred	229,400	2.31	412	530,000	94,513,000	17,000	3,039,000

The following are notes to Table 1:

(1)

Cut-off grade of US$25 using December 1997 gold and silver prices (US$288.70/troy ounce gold and US$5.90 /troy ounce silver ). Although the Luismin Estimates expressed cut off grade in terms of a December 1997 metal price equivalent, the underlying grade and ultimately the entire Mineral Resource does not change with changes in metal price (even though the metal price equivalent changes). Therefore, the Mineral Resource Estimates (i.e. grade x tonnes) and grades (g/tonne) remain relevant for the Property and can be relied on as of December 2008

(2)	Specific gravity of 2.7

(3)	Underground Indicated Resource grades were reduced by 10% and tonnage diluted 10% at zero grade.

(4)	Discrepancies noted in the Luismin Block 36 Inferred Resources are not incorporated into this table.

(5)	Transcription errors in Luismin’s summary table corrected by Howe.

(6)	Tonnage values rounded

(7)	Luismin’s “marginal” (below cut-off) Inferred Resources not included

(8)	Luismin’s Bota Vein Inferred Resources not included

The lack of historic QA/QC data and assay certificates is a recognized deficiency in the Howe Audit. Howe verification sampling was limited to re-sampling of historic Luismin surface and underground drill holes due to accessibility issues. Howe recommends additional verification sampling that will include the re-sampling of Mineral Resource blocks outlined on underground level NV-10 and in raises and stopes after they have been made safely accessible.

The Luismin Estimate used a bulk density of 2.7 to calculate tonnage. No documentation was available to Howe as to how this factor was determined, however the tonnage factor utilized at Mala Noche is the same as that used at Luismin’s operating San Dimas mines. Based on limited verification testing, Howe believes that this factor is reasonable for the Howe Audit.

Exploration and Development

The Technical Report recommended a two-faceted exploration program be completed within a one-year time frame with a budget of approximately US$1 million, however the Company is not undertaking the recommended program because the Property is currently on care and maintenance. The Company has no immediate plans to resume exploration activities on the Property and is currently focusing on acquisition opportunities. The Company will continue to assess its strategy regarding the Property in light of current economic conditions.

Risk Factors

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of Mala Noche and that could cause its operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company.

Any reader of this AIF should carefully consider the risk factors set out below along with the other matters set out herein. The operations of the Company are speculative due to the high risk nature of its business which is the exploration, development, operation and acquisition of mineral properties. The Company has identified the following non-exhaustive list of inherent risks and uncertainties that it considers to be relevant to its operations and business plans.

Title to Property

Although San Luis, as holder of the legal interest in the Property, has provided reasonable assurance that the title is in good standing, title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mineral properties.

Title to the Property or to another property which may be acquired through an acquisition, is not or may not be registered in the name of the Company, which may result in potential title disputes having a negative impact on the Company. All of the agreements under which the Company may earn an interest in the Property have either been registered or been submitted for registration with the Mexican Public Registry of Mining, but title relating to the Property is held in the names of parties other than the Company. The Property may become the subject of an agreement which conflicts with the agreement pursuant to which the Company may earn its interest, in which case the Company may incur expenses in resolving any dispute relating to its interest and such a dispute could result in the delay or indefinite postponement of further exploration and development of the Property with the possible loss of the Property.

There can be no assurance that the Company will be able to secure the grant or the renewal of exploration permits or other tenures on terms satisfactory to it, or that governments in the jurisdictions in which the Property is situated will not revoke or significantly alter such permits or other tenures or that such permits and tenures will not be challenged or impugned. Third parties may have valid claims underlying portions of the Company’s interests and the permits or tenures may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. If a title defect exists, it is possible that the Company may lose all or part of its interest in the Property or any property it may acquire.

Limited Operating History and Financial Resources

The Company has a limited operating history and has no operating revenues and is unlikely to generate any in the foreseeable future from the Property, which is currently on care and maintenance. If the Company’s exploration program on the Property is restarted at some time in the future, additional funds will be required for further exploration to prove economic deposits and, if found, to bring such deposits into production. There are no known commercial quantities of mineral reserves on the Property.

Additional funds will also be required for the Company to acquire and explore other mineral interests on the Property and search for potential acquisitions. The Company has limited financial resources and there is no assurance that sufficient additional funding will be available to it to fulfill its obligations or for further exploration, development and acquisitions, on acceptable terms or at all. There can be no assurance that the Company will be able to obtain adequate financing in the future to restart exploration and begin development of the Property or enable any acquisition. The issuance of additional securities may result in further dilution to the shareholders of the Company, which dilution may be significant, and may also result in a change of effective control of the Company. Failure to obtain additional funding on a timely basis could result in delay or indefinite postponement of further exploration, development and acquisitions and could cause the Company to forfeit its interests in the Property or to reduce or terminate its operations.

There can be no assurance that the Company will find a suitable acquisition that will lead to the Company having a producing or near-term producing mineral property in the future.

The mining industry is highly competitive and there is no assurance that the Company will be successful in acquiring mineral claims and a producing or near-term producing mineral property. If the Company cannot acquire such properties, it may be required to reduce or cease operations.

The mineral exploration, development, and production industry is largely unintegrated. The Company competes with other exploration companies looking for resource properties and the Mineral Resources that can be produced from them. However, the mining business operates in a worldwide market, and prices for minerals are derived from relatively pure market forces. The Company competes with many companies possessing greater financial resources and technical facilities. This competition could adversely affect the Company's ability to acquire suitable prospects for exploration in the future. Accordingly, there can be no assurance that the Company will acquire any interest in additional resource properties that might yield reserves or result in commercial mining operations.

The Property is currently on care and maintenance

The Property is currently on “care and maintenance” status and there can be no assurances that the Company will decide to continue with exploration and development of the Property. The Property is in the exploration stage and mining projects at this stage have no significant operating history upon which to base estimates of future cash flows. It is possible that actual costs may differ materially from the Company’s estimates and there can be no assurance that estimates of future exploration and development costs will result in the current care and maintenance status of the Property being changed. Further, it is not unusual in the mining industry for new mining operations to experience unexpected problems during start-up, resulting in delays and requiring more capital than anticipated.

Exploration Stage Company

Restart of exploration activities on the Property is uncertain, and development will only follow upon obtaining satisfactory exploration results. There can be no assurance that the Company’s exploration programs will result in the discovery of commercially viable deposits. Further, there can be no assurance that even if an economic deposit of minerals is located, that it can be commercially mined. The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines.

The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. Even if the Property can at some point be put in production, or the Company acquires another property that can be put into production, there is no assurance that the Company will have available to it the necessary expertise to manage a property at this stage.

Mineral Exploration and Development

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling and to develop the mining, processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, terrorism, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Uncertainty of Estimates

Reserve estimates of minerals (of which the Property has none) are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Although estimated recoveries are based upon test results, actual recovery may vary with different rock types or formations in a way which could adversely affect operations.

The Property has no recent operating history upon which to base estimates of proven and probable ore reserves and estimates of future cash operating costs. Any such estimates are or will be, to a large extent, based upon the interpretation of geological data obtained from drill holes and other sampling techniques performed by third parties, the methodologies and results of which the Company has assumed - but cannot be assured - are reasonable and accurate. In addition Howe derived part of the information contained in the Technical Report from information provided to the Company by previous interest holders of the Property. Such information and certain other factors form the basis for, and constitute fundamental variables in, the Technical Report.

The Company has no proven or probable mineral reserves and may never discover sufficient mineral deposits to justify commercialization of any of its properties

The Company has no proven or probable mineral reserves on the Property, and has not completed a feasibility study. Therefore, the Company cannot be certain that minerals will be discovered in sufficient quantities and grade to justify commercial operations. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The commercial viability of the Property can not be concluded based on the success of any adjacent property. If the Company is unable to establish proven and probable mineral reserves in sufficient quantities to justify commercial operations, it will be unable to develop mines and its financial condition and results of operations could be adversely affected.

Operations in Mexico

The Property is located, and its mineral exploration activities are conducted, in the State of Durango, Mexico. Mexico is a developing country and obtaining financing or finding or hiring qualified people or obtaining all necessary services for the Company's operations in Mexico may be difficult. Mexico's status as a developing country may make it more difficult for the Company to attract investors or obtain any required financing for its mining projects. The Company also hires some of its employees or consultants in Mexico to assist it in conducting its operations in accordance with Mexican laws. The Company also purchases certain supplies and retains the services of various companies in Mexico to meet its business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in Mexico or to obtain all the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico, the Company may need to seek and obtain those services from people located outside Mexico, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations in Mexico.

Government Regulation and Legal and Political Risks

The current or future operations of the Company, including exploration, development and acquisition activities and the commencement of commercial production, require licenses, permits or other approvals from various foreign federal, state and local governmental authorities in Mexico, among others, and such operations are or will be governed by laws and regulations relating to prospecting, development, mining, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, land use, water use, environmental protection, land claims of indigenous people and other matters. There can be no assurance, however, the Company will obtain on reasonable terms or at all the permits and approvals, and the renewals thereof, which it may require for the conduct of its current or future operations; or that compliance with applicable laws, regulations, permits and approvals will not have an adverse effect on any mining project which the Company may undertake. Possible future environmental and mineral tax legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delay on the Company’s planned exploration and operations, the extent of which cannot be predicted.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Currency Fluctuation Risk

The Company is subject to currency risks. Its functional currency is the Canadian dollar, however, the Property is located in Mexico and many of its expenditures and obligations are denominated in Mexican pesos or US dollars. The Company maintains its principal office in Canada, and maintains cash accounts in Canadian and US dollars, and has monetary assets and liabilities in US and Canadian dollars and Mexican pesos.

The currency exchange rate between Canadian dollars, and US dollars and the Mexican peso fluctuated from a low of US$0.77 to a high of US$0.98 for C$1, and a low of MXP$10.62 to a high of MXP$12.78 for C$1 during calendar 2009. From the beginning of 2010 to the date of this AIF the currency exchange rate between US dollars and the Mexican peso and Canadian dollars fluctuated from a low of US$0.93 to a high of US$1.01 for C$1, and a low of MXP$12.05 to a high of MXP$12.45 for C$1. As such, the Company’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and operating results of the Company. The Company has not undertaken to mitigate transactional volatility in either the Mexican peso or the US dollar at this time. The Company does not currently use derivative instruments to reduce its exposure to currency risk. Currency risks may affect the cash flow which the Company may realize from its operations since most mineral commodities are sold in a world market in US dollars.

Enforceability of Claims

Substantially all of the Company's assets (other than cash) are located outside Canada and are held through foreign affiliates. It may be difficult, if not impossible, to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against substantially all of the Company's assets which are located outside Canada.

Environmental Regulations, Permits and Licenses

All phases of the Company’s operations are subject to environmental regulation in the jurisdictions in which it operates promulgated by government agencies. These regulations mandate, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution and the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of hazardous waste.

A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. The Company intends to fully comply with all environmental regulations.

Environmental hazards may exist on the Property or on properties that will be acquired, which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Mining Operations and Insurance

Mining operations generally involve a high degree of risk. The Company’s operations are subject to all of the hazards and risks normally encountered in mineral exploration and development. Such risks include unusual and unexpected geological formations, seismic activity, rock bursts, cave-ins, flowing and other conditions involved in the drilling and removal of material, environmental hazards, industrial accidents, periodic interruptions due to adverse weather conditions, labour disputes, political unrest and theft of production. The occurrence of any of the foregoing could result in damage to, or destruction of, mineral properties or interests, production facilities, personal injury, damage to life or property, environmental damage, delays or interruption of operations, increases in costs, monetary losses, legal liability and adverse government action. The Company does not currently carry insurance against these risks and there is no assurance that such insurance will be available in the future, or if available, at economically feasible premiums or acceptable terms. The potential costs associated with liabilities not covered by insurance or excess insurance coverage may cause substantial delays and require significant capital outlays.

Factors Beyond the Company’s Control

Location of mineral deposits depends upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The exploration and development of mineral properties and the marketability of any minerals contained in such properties will also be affected by numerous factors beyond the control of the Company. These factors include availability of adequate transportation and refining facilities and the imposition of new or amendments to existing taxes and royalties. The effect of these factors cannot be accurately predicted.

Failure to hire and retain key personnel may adversely affect the Company’s operations

The Company has not purchased any "key-man" insurance with respect to any of its directors or officers as of the date hereof and the Company’s success depends on its key executives and on certain operating personnel in Canada and Mexico. The Company faces intense competition for qualified personnel, and the loss of the services of one or more of such key personnel could have a material adverse effect on the Company’s business or operations. The Company’s ability to manage administration, production, exploration and development activities, and hence its success, will depend in large part on the efforts of these individuals. The Company cannot be certain that it will be able to retain such personnel or attract a high calibre of personnel in the future. As such, the loss of any key officer of the Company could have an adverse impact on the Company, its business and its financial position.

Conflicts of Interest

The directors and officers of the Company will not be devoting all of their time to the affairs of the Company. The directors and officers of the Company are directors and officers of other companies, some of which are in the same business as the Company. The directors and officers of the Company are required by law to act in the best interests of the Company. They have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors and officers of their obligations to the Company may result in a breach of their obligations to the other companies and, in certain circumstances, this could expose the Company to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of the Company. Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives.

Commodity Prices

The price of the Company’s securities, its financial results and exploration, development and mining activities have previously been, or may in the future be, significantly adversely affected by declines in the price of precious or base minerals. Precious or base minerals prices fluctuate widely and are affected by numerous factors beyond the Company’s control such as the sale or purchase of precious or base metals by various dealers, central banks and financial institutions, interest rates, exchange rates, inflation or deflation, currency exchange fluctuation, global regional supply and demand, and production and consumption patterns. The price of precious or base metals has fluctuated widely in recent years, and future serious price declines could cause continued development of the Company’s operations to be impracticable.

Resale of Shares

The Company’s ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or to obtain the necessary financing to meet obligations and repay liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty at this time.

There can be no assurance that any revenues can be generated from the Property. If the Company is unable to generate such revenues or obtain such additional financing, any investment in the Company may be lost. The Company has historically satisfied its capital needs primarily by issuing equity securities. If the Company is unable to continue to fund operations through the issuance of equity securities it may have to cease operations. In such event, the probability of resale of the shares of the Company would be diminished. The Company’s consolidated financial statements contain additional note disclosures to this effect, and the consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the funds required through future equity or debt financings, asset sales or exploration option agreements, or a combination thereof. The Company has no regular cash inflow from its operating activities. The Company manages its liquidity risk by forecasting cash flow requirements for its planned development, exploration, acquisition and corporate activities and anticipating investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of annual budgets and significant expenditures and commitments. Failure to realize additional funding, as required, could result in the delay or indefinite postponement of further exploration and development of the Property.

Price Volatility of Publicly Traded Securities and Lack of Active Market

In recent years, securities markets have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations that have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. Any quoted market for the common shares is subject to market trends generally, notwithstanding any potential success of the Company in creating revenues, cash flows or earnings. The effect of these and other factors on the market price of the Company’s common shares on the TSXV in the future cannot be predicted.

Market volatility

The capital markets around the world have experienced unprecedented volatility recently. Should this volatility continue for a significant amount of time, it could affect the Company’s ability to secure public financing, as well as adversely affect the market price of its common shares. Furthermore, this volatility could have a significant effect on the Company’s operations.

ITEM 4. DIVIDENDS

The Company has paid no dividends since its incorporation and has no plans to do so in the foreseeable future.

ITEM 5. DESCRIPTION OF CAPITAL STRUCTURE

Mala Noche’s authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. As of December 31, 2009 there were 58,848,283 common shares issued and outstanding as fully paid and non-assessable and no preferred shares issued and outstanding. As of the date of the AIF, 59,973,283common shares of the Company are issued and outstanding and no preferred shares are issued and outstanding.

Common Shares

Subject to the rights of the holders of the preferred shares of the Company, holders of common shares of the Company are entitled to dividends if, as and when declared by the directors. Holders of common shares of the Company are entitled to one vote per common share at meetings of shareholders except at meetings at which only holders of a specified class of shares are entitled to vote. Upon liquidation, dissolution or winding-up of the Company, subject to the rights of holders of preferred shares, holders of common shares of the Company are to share ratably in the remaining assets of the Company as are distributable to holders of common shares. The common shares are not subject to call or assessment rights, redemption rights, rights regarding purchase for cancellation or surrender, or any pre-emptive or conversion rights.

Preferred Shares

Preferred shares may be issued from time to time in one or more series, ranking equally on winding-up, to repayment of the amount paid up on such shares, and to carry and be subject to, as a class, the following special rights and restrictions pertaining to (but not limited to) dividends, redemption or purchase rights, rights of retraction, rights of conversion, terms and conditions of any share purchase plan or sinking fund, rights upon dissolution of the Company, and voting, as the directors of the Company may, from time to time, determine by resolution. Currently the preferred shares rank in priority over common shares as to dividends and return of paid up capital upon dissolution or winding up of the Company. Holders of preferred shares are not entitled to notice or to vote at meetings of shareholders (except where holders of a specified class or series are entitled to a separate vote in accordance with the Act). The Company may at any time purchase for cancellation or redeem the preferred shares that may be issued and holders of preferred shares may require the Company to retract such shares in accordance with the terms upon which such have been issued.

Convertible Securities

As of the date of this AIF, the Company also had outstanding obligations to issue up to 26,800,000 common shares, as follows:

(1)	warrants to purchase an aggregate of 16,925,000 common shares at a price ranging from $0.08 to $0.15, expiring between July 17, 2010 and July 2, 2011; and

(2)

stock options to purchase an aggregate of 9,875,000(1) common shares at a price ranging from $0.135 to $0.21, expiring between October 29, 2009 and July 9, 2019, all of which have been issued under the 2008 Stock Option Plan.

(1)

As of the date of this AIF, the 2009 Stock Option Plan has not been approved by the shareholders of the Company (see “Material Contracts”). 5,500,000 options issued on July 9, 2009 pursuant to the 2009 Stock Option Plan have been included in the aggregate total of 9,875,000 stock options. The Company will include approval of the 2009 Stock Option Plan as a matter to be voted on at its next shareholder’s meeting.

Constraints

There are no constraints imposed on the foreign ownership of securities of Mala Noche.

Ratings

To the knowledge of the Company, Mala Noche’s securities have not received any ratings from any rating organization.

ITEM 6. MARKET FOR SECURITIES

The Company’s common shares were traded on the TSXV under the symbol “ACK.P” from July 18, 2008, to August 5, 2008 when trading was halted due to the pending Qualifying Transaction. Upon recommencement of trading of the Company’s common shares after completion of the Qualifying Transaction, since October 31, 2008, the Company’s common shares have been trading on the TSXV under the symbol “MLA”. The following table shows the high and low trading prices and monthly trading volume of the common shares of Mala Noche on the TSXV for the periods listed.

Mala Noche Resources Corp. Trading Information

TSXV symbol “MLA”.

Period	High ($CDN)	Low ($CDN)	Volume
2009
January	0.06	0.055	13,000
February	—	—	—
March	0.15	0.145	8,500
April	0.10	0.08	100,000
May	0.13	0.08	66,000
June	0.17	0.08	841,000
July	0.20	0.105	448,000
August	0.28	0.145	288,000
September	0.375	0.185	289,000
October	0.31	0.22	466,000
November	0.24	0.12	4,136,400
December	0.23	0.12	3,911,100
2010
January	0.28	0.15	4,347,100
February	0.165	0.14	985,600
March	0.265	0.125	5,581,800
April 1 to 15	0.24	0.185	835,900

ITEM 7. ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON ESCROW

Certain common shares of the Company are subject to two escrow agreements, the CPC Escrow Agreement and the Surplus Escrow Agreement (see “Material Contracts”). As of the date of this AIF, the following common shares of the Company are held by, and are subject to the terms of the CPC Escrow Agreement and the Surplus Escrow Agreement:

Escrow Agreement	Number of Common shares of the Company held in Escrow	Percentage of Class
CPC Escrow Agreement	1,800,000	3.00%
Surplus Escrow Agreement	5,511,666	9.19%
Total:	7,311,666	12.19%

Release terms of the CPC Escrow Agreement

In accordance with the terms of the CPC Escrow Agreement dated May 26, 2008, twenty-three individuals holding 3,000,000 common shares of the Company were subject to escrow, and as of the date of this AIF, 1,800,000 common shares of the Company remain subject to escrow under the CPC Escrow Agreement. Computershare Investor Services Inc. (“Computer Share” or “Transfer Agent”) acts as escrow agent pursuant to the CPC Escrow Agreement.

The following remaining automatic timed releases apply to the securities subject to the CPC Escrow Agreement:

Release Date	Percentage of Total Escrowed Securities to be Released
April 30, 2010	15%
October 30, 2010	15%
April 30, 2011	15%
October 30, 2011	15%

Release terms of Surplus Escrow Agreement

In accordance with rules and policies of the TSXV, 6,889,583 common shares of the Company were subject to escrow under the Surplus Escrow Agreement dated October 29, 2008, and as of the date of this AIF, 5,511,666 common shares of the Company remained subject to escrow under this agreement. There are seven shareholders subject to the Surplus Escrow Agreement, including Wade Nesmith and Nesmith Capital Corp., a private company controlled by Wade Nesmith (See “Promoters”). Computershare acts as escrow agent pursuant to the Surplus Escrow Agreement.

The following remaining automatic timed releases apply to the securities subject to the Surplus Escrow Agreement:

Release Date	Percentage of Total Escrowed Securities to be Released
April 30, 2010	10%
October 30, 2010	15%
April 30, 2011	15%
October 30, 2011	40%

ITEM 8. DIRECTORS AND OFFICERS

The following table is as at December 31, 2009 and sets out the name, residence, position with the Company and principal occupations for the previous five years of each of the directors and executive officers of the Company, as well as the period during which each has been a director of the Company.

The term of office of each director of the Company expires at the annual general meeting of shareholders each year.

Name and Residence	Position with Mala Noche	Principal Occupation Previous Five Years	Director Since

Wade Nesmith West Vancouver, BC, Canada	Chief Executive Officer, Director, Co-Chair and Promoter	Self-employed since January 2008; Associate Counsel with Lang Michener LLP from November 2005 to September 2009 and from January 2004 to December 2004; Vice President of Strategic Development for Westport Innovations Inc. from September 2000 to December 2003.	October 29, 2008

Eduardo Luna(1) La Natividad, Oaxaca, Mexico	President, Chief Operating Officer, Director and Co- Chair	Chairman of Silver Wheaton Corp. from October 2004 to April 2009; President of Luismin, S.A. de C.V. from February 1991 to August 2007.	October 29, 2008

John A. Beaulieu(1) Vancouver, WA, USA	Director	President of Beaumax Inc. since April 1999; Partner of Cascadia Partners LLC from January 1999 to January 2008.	October 29, 2008

David Demers(1) West Vancouver, BC, Canada	Director	Chief Executive Officer of Westport Innovations Inc. since March 1995.	October 29, 2008

John Boddie(2) Vancouver, BC, Canada	Vice President, Strategic Development	Consultant of P. Boddie & Associates Ltd. since March 2000.	N/A

David Blaiklock North Vancouver, BC, Canada	Chief Financial Officer	Chartered Accountant, 1997-2008 Vice President and Corporate Controller for Intrawest Corporation and its successor, Intrawest ULC.	N/A

(1)	Member of the Audit Committee.

(2)	John Boddie resigned as an officer of the Company on April 19, 2010

As of the date of this AIF, the directors and executive officers of the Company, as a group own or exercise control and direction over 12,132,082 common shares, being 20.2% of the issued common shares on a non-diluted basis.

Committees

The mandate of the Audit Committee is to assist the board of directors of the Company in fulfilling its financial oversight responsibilities. The Committee’s primary duties and responsibilities include serving as an independent and objective party to monitor preparation of the Company’s financial statements and other financial information.

Principal Occupations and Other Information about Mala Noche’s Directors and Management

WADE NESMITH, – President, Chief Executive Officer, Director and Co-Chair

Mr. Nesmith is a director, Chief Executive Officer, Co-Chair and Promoter of Mala Noche, having served in these capacities since October 29, 2008. He acted as President of Mala Noche from October 29, 2008 to September 28, 2009. He was the President, Chief Executive Officer, Chief Financial Officer and a director of 0777551 from December 2006 – December 2009. Mr. Nesmith will devote approximately 75% of his time to the affairs of the Company.

Mr. Nesmith obtained his Bachelor of Law degree from York University – Osgoode Hall, Ontario in 1977. He is the former Superintendent of Brokers for the Province of British Columbia (1989 – 1992), and was a senior partner, specializing in securities law, with Lang Michener (1993 – 1998). He worked with Westport Innovations from 1998 to 2003, helping to lead their public markets activities and retiring as President, Westport Europe. He is a founding director and remains a director of Silver Wheaton Corp. (NYSE), Chairman of each of Geovic Mining (TSX) and Selwyn Resources (TSX-V) and has been a director of, among others, Polymer Group, Inc., Broadpoint Securities, and Oxford Automotive, each majority owned by MatlinPatterson, a New York based private equity group.

Under the terms of a consulting services agreement, the Company retained Mr. Nesmith as an independent consultant to provide consulting services, which includes management and administration of the Company’s day to day activities and handling investor inquiries (see “Material Contracts”). The term of the consulting services agreement runs for 2 years from September 15, 2008, and Mr. Nesmith is paid $2,500 per month and will receive stock options under the Company’s stock option plan. Mr. Nesmith has not entered into a noncompetition agreement with the Company.

EDUARDO LUNA – President, Chief Operating Officer, Director and Co-Chair

Mr. Luna has been a director and Co-Chair of the Company since October 29, 2008 and on September 28, 2009 he accepted the additional appointments of President and Chief Operating Officer of the Company. He was a director of 0777551 from July 2008 until December 2009. In his capacity as President, Chief Operating Officer, director and Co-Chair of the Company, Mr. Luna will devote approximately 75% of his time to the affairs of the Company.

Mr. Luna was Chairman of Silver Wheaton from October 2004 to April 2009 and Chief Executive Officer of the same company from October 2004 to April 2006; Executive Vice President of Wheaton River Minerals Ltd. from June 2002 to April 2005; Executive Vice President of Goldcorp from March 2005 to September 2007, and President of Luismin, S.A. de C.V. from 1991 to 2007. He is a director of several Canadian public companies. He holds a degree in Advanced Management from Harvard University, a MBA from Instituto Tecnologico de Estudios Superiores de Monterrey and a Bachelor of Science in Mining Engineering from Universidad de Guanajuato. He held various executive positions with Minera Autlan for seven years and with Industrias Penoles for five years. He was on two occasions President of the Mexican Mining Chamber and he was also a former President of the Silver Institute. He serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato and of the Mineral Resources Council in Mexico.

Mr. Luna provides consulting services to the Company pursuant to a consulting services agreement, which contains non-disclosure provisions. He has not entered into a non-competition agreement with Mala Noche or the Company.

JOHN BODDIE(1) – Vice President, Strategic Development

Mr. Boddie acted as Chief Financial Officer of the Company from October 29, 2008 until July 6, 2009, when he then assumed his current role as Vice President, Strategic Development. He was a director of the Company from November 2007 to October 29, 2008. Mr. Boddie will devote approximately 15% of his time to the affairs of the Company.

Mr. Boddie has been a consultant of P. Boddie & Associates Ltd. since March 2000, prior to which, from May 1988 to February 2000, he was a Vice President with the Vancouver Stock Exchange/Canadian Venture Exchange (now the TSXV). He has been a director of Metropolitan Mining Inc. since August 2007 and he was also a director of Bonita Capital Corp. (now Palmarejo Silver and Gold Corporation) from May 2004 to March 2005 and Copacabana Capital Ltd. from April 2000 to June 2005. He was also the Secretary of Naples Capital Corp. (now Takara Resources Inc.) from April 2005 to December 2007.

Mr. Boddie provides consulting services to the Company pursuant to a consulting services agreement, which contains non-disclosure provisions. Mr. Boddie has not entered into a non-competition agreement with the Company.

(1)	John Boddie resigned as an officer of the Company on April 19, 2010

JOHN A. BEAULIEU – Director

Mr. Beaulieu has been a director of the Company since October 29, 2008. In his capacity as a director of the Company, Mr. Beaulieu will devote approximately 5% of his time to the affairs of the Company.

Mr. Beaulieu co-founded Cascadia Pacific Management, LLP, a venture capital fund in Portland, Oregon, in 1990 and has been actively involved in finding, financing, and assisting in the growth of more than 70 emerging growth technology-based companies since 1986. Mr. Beaulieu obtained a Bachelor of Commerce degree in 1956 and a Masters of Business Administration degree in 1963, both from Santa Clara University of California. Mr. Beaulieu's business career included being President of Steelcraft Corporation and holding other general management positions at American Standard & Evans Products. Earlier executive employment was at Proctor & Gamble, Ford Motor Co., and Arthur Young & Co. Mr. Beaulieu is Chairman of the board of Westport Innovations Inc. and past Chairman of a Nasdaq-listed pharmaceutical research company as well as a board member of other privately-held venture backed enterprises, and one socially focused organization

DAVID DEMERS – Director

Mr. Demers has been a director of the Company since October 29, 2008. In his capacity as a director of the Company, Mr. Demers will devote approximately 5% of his time to the affairs of the Company.

Mr. Demers is a founder of Westport Innovations Inc. and has been Chief Executive Officer and a director since the company was formed in March 1995. Prior to this Mr. Demers worked for IBM Canada and then founded and served as President of a closely held consulting company specializing in software marketing, finance and business transformation for early stage technology companies. Mr. Demers obtained a Bachelor of Physics Degree in 1976 and a Bachelor of Law Degree in 1978, both from the University of Saskatchewan. Mr. Demers is also a member of the board of directors of Cummins Westport Inc., a private company in which Westport has a 50% investment, and Juniper Engines Inc., a private company in which Westport has a 49% investment.

DAVID BLAIKLOCK – Chief Financial Officer

Mr. Blaiklock has been Chief Financial Officer of the Company since July 6, 2009. In his capacity as Chief Financial Officer the Company, Mr. Blaiklock will devote 100% of his time to the affairs of the Company.

Mr. Blaiklock is a Chartered Accountant with 20 years public company experience in a senior financial role. From March 1997 to December 2008 he was Vice President and Corporate Controller of Intrawest Corporation, a large multinational owner, developer and operator of mountain destination resorts. During his years with Intrawest, Mr. Blaiklock was involved with all aspects of running the financial operations of a growth-oriented and acquisition-focused public company. Previously, he was Corporate Controller of a number of public and private companies, primarily involved in real estate development. He graduated with a B.A. (Honours) degree from the University of Sheffield and received his designation as a Chartered Accountant (England & Wales) in 1979 and British Columbia in 1981 while working with the international accounting firm of Deloitte & Touche.

Mr. Blaiklock provides consulting services to the Company pursuant to a consulting services agreement, (see “Material Contracts”). The services to be provided by Mr. Blaiklock include services customarily provided by the Chief Financial Officer of a corporation. The term of the consulting services agreement runs for 2 years from June 22, 2009. Mr. Blaiklock is paid $11,000 per month and will receive stock options under the Company’s stock option plan. Mr. Blaiklock has not entered into a non-competition agreement with the Company.

Other Reporting Issuer Experience

The following table sets out the directors, and officers of the Company that are, or have been within the last five years, directors, officers or promoters of other reporting issuers:

Name	Name of Reporting Issuer	Jurisdiction(s) of Reporting Issuer	Position	From	To

Wade Nesmith	Geovic Mining Corp.	British Columbia,	Director and Chair	September 2006	Present
Alberta, Manitoba,
Ontario and
Quebec

	Selwyn Resources Ltd.	British Columbia,	Director and Chair	November 2006	Present
Alberta and
Quebec

	Silver Wheaton Corp.	British Columbia,	Director	October 2004	Present
Alberta,
Saskatchewan,
Manitoba, Ontario,
Quebec, New
Brunswick, Nova
Scotia, Prince
Edward Island,
and Newfoundland

	Parran Capital Corp.	British Columbia	Director	February 2006	June 2008
	(now Asia Bio-Chem	and Alberta
Group Corp.)

Name	Name of Reporting Issuer	Jurisdiction(s) of Reporting Issuer	Position	From	To

Eduardo Luna	Silver Wheaton Corp.	British Columbia	Director,	October 2004	Present
		Alberta,	Chairman and	October 2004	October 2005
		Saskatchewan,	Chief Executive
		Manitoba, Ontario,	Officer
Quebec, New
Brunswick, Nova
Scotia, Prince
Edward Island and
Newfoundland

	Wheaton River	N/A	Director	July 2002	March 2005
Minerals Ltd.

	Genco Resources Ltd.	British Columbia,	Director	December 2003	June 2008
Alberta and
Ontario

	Goldcorp Inc.	All provinces and	Officer	March 2005	December
		territories of			2007
Canada

	Rochester Resources	British Columbia,	Director	November 2007	Present
	Ltd.	Alberta and
Saskatchewant

	Alamos Gold Inc.	British Columbia,	Director	October 2007	Present
Alberta, Manitoba,
Ontario and
Quebec

	Geologix Explorations	British Columbia	Director	January 2008	Present
	Inc.	and Alberta

	Farallon Resources Ltd.	British Columbia	Director	January 2008	Present
Alberta,
Saskatchewan,
Manitoba, Ontario,
New Brunswick,
Nova Scotia,
Prince Edward
Island and
Newfoundland

John Boddie(1)	Holcot Capital Corp.	British Columbia	Director	May 2006	December
	(now GMV Minerals	and Alberta			2007
Inc.)

	Metropolitan Mining	British Columbia,	Director	August 2007	Present
	Corp.	Alberta and
Ontario

	Naples Capital Corp.	British Columbia,	Secretary	April 2005	December
	(now Takara Resources	Alberta and			2007
	Inc.)	Ontario

	Bonita Capital Corp.	N/A	Director	May 2004	March 2005
(now Palmarejo Silver
and Gold Corporation)

	Copacabana Capital	British Columbia	Director	April 2000	June 2005
	Ltd.	and Alberta

	Virotech Corp.	Nevada	Director	April 2004	May 2005

	Name of Reporting	Jurisdiction(s) of
Name	Issuer	Reporting Issuer	Position	From	To

John A. Beaulieu	Westport Innovations	British Columbia	Director	September 1997	Present
	Inc.	Alberta,
Saskatchewan,
Manitoba, Ontario,
Quebec, New
Brunswick, Nova
Scotia, Prince
Edward Island and
Newfoundland

	Parran Capital Corp.	British Columbia	Director	February 2006	June 2008
	(now Asia Bio-Chem	and Alberta
Group Corp.)

David Demers	Westport Innovations	British Columbia	Chief Executive	March 1995	Present
	Inc.	Alberta,	Officer and
		Saskatchewan,	Director
Manitoba, Ontario,
Quebec, New
Brunswick, Nova
Scotia, Prince
Edward Island and
Newfoundland

	Palcan Power Systems	British Columbia	Director	July 2004	November
	Inc.	and Alberta			2004

	Parran Capital Corp.	British Columbia	Director	February 2006	June 2008
	(now Asia Bio-Chem	and Alberta
Group Corp.)

David Blaiklock	Intrawest Corporation	British Columbia	Vice President and	February 1997	November
		Alberta,	Corporate		2006
		Saskatchewan,	Controller
Manitoba, Ontario,
Quebec, New
Brunswick, Nova
Scotia, Prince
Edward Island and
Newfoundland

(1)	John Boddie resigned as an officer of the Company on April 19, 2010

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or officer of Mala Noche is as of the date of this AIF, or has been within the 10 years before the date of this AIF, a director or officer of any company that while that person was acting in that capacity, was the subject of a cease trade order, penalties, sanctions or bankruptcy, during the time the individual was a director or within a one year period thereafter, or was a director or officer of a company during the time in which an event occurred which led to a cease trade order, penalties, sanctions or bankruptcy subsequent to the individual ceasing to act as a director or officer, except as disclosed below:

Mr. Boddie was a director of Copacabana Capital Ltd. (“Copacabana”) in November 2002. At that time, the TSXV suspended the trading of common share of Copacabana for failing to complete a qualifying transaction within the prescribed time period. The common shares of Copacabana were reinstated for trading in January 2004 when Copacabana transferred its listing to the NEX board of the TSXV.

Mr. Nesmith was a director of Oxford Automotive Inc. (“Oxford”), a private US-based company, from December 2003 to March 2005. With the support of secured creditors, in December 2004, Oxford filed a plan under U.S. Chapter 11 bankruptcy proceedings for certain of its North American subsidiaries. The plan proceeded successfully and Oxford emerged from bankruptcy protection at the end of March 2005.

Potential For Conflicts of Interest

Several directors of Mala Noche also serve as directors of one or more other resource companies involved in mineral exploration and/or development. It may occur from time to time that as a consequence of his activity in the mineral industry and serving on such other boards that a director may become aware of potential resource property opportunities which are of interest to more than one of the companies on whose boards that person serves. Accordingly, situations may arise in the ordinary course which involve a director in an actual or potential conflict of interest as well as issues in connection with the general obligation of a director to make corporate opportunities available to the company on which the director serves. In all such events, any director who might have a disclosable financial interest in a contract or transaction by virtue of office, employment or securityholdings or other such interest in another company or in a property interest under consideration by the Mala Noche Board, would be obliged to abstain from voting as a Mala Noche director in respect of any transaction involving that other company(s) or in respect of any property in which an interest is held by him. The directors will use their best business judgment to help avoid situations where conflicts or corporate opportunity issues might arise and they must at all times fulfill their duties to act honestly and in the best interests of Mala Noche. (See “Description of Business – Risk Factors”).

Executive Employment Agreements

Mala Noche’s board of directors has approved executive employment agreements to be entered into between Mala Noche and its key executives (the “Executive Employment Agreements”). Under the Executive Employment Agreements, each executive will be entitled to a “Base Salary”, a portion of which will be deemed to be a “Deferred Salary”. Mala Noche will pay a reduced salary to the executive equal to the Base Salary less the Deferred Salary from the date of the agreement until the date a fundamental transaction is concluded. If a fundamental transaction is concluded, then (i) the amount of Deferred Salary accrued from the date of the Executive Employment Agreement to the date of closing will be paid by Mala Noche in one or more lump sum payments, and (ii) the Base Salary will be paid in full on a going forward basis without deduction of the Deferred Salary. In addition, each executive will be entitled to be eligible to participate in any bonus plan established by the Company, with bonuses to be assessed annually, and to certain termination payments in the event of termination of their employment without cause. The employment agreements will include dual-trigger “Change in Control” provisions that will trigger the payment of certain compensation to an executive if, at any time no earlier than six months before and within 12 months after the occurrence of a “Change in Control”, (i) the executive is terminated without cause, or (ii) the executive elects to resign because of a material reduction or change in the position, duties or remuneration of the executive (a “Change in Control Event”). The amount of Change of Control payment is based on the Base Salary less the Deferred Salary in the event that a fundamental transaction has not completed or does not complete within a specified period of time from the Change in Control.

ITEM 9. PROMOTERS

Wade Nesmith is deemed to be a “promoter” within the meaning of the Securities Act (British Columbia) as Mr. Nesmith took the initiative of founding and organizing the privately-owned company “Mala Noche Resource Corp.”, and he took the initiative of reorganizing Apoka, as it then was, and initiating the Qualifying Transaction.

The arrangement resulting from the Qualifying Transaction was an Arm’s Length Transaction (as defined by TSXV policies) and the consideration paid pursuant such arrangement was arrived at by negotiation between the privately-owned “Mala Noche Resource Corp.”, its shareholders and Apoka. Mr. Nesmith has not received anything of value from Mala Noche as a result of the arrangement resulting from the Qualifying Transaction other than the securities to be issued to Mr. Nesmith, as a shareholder and option holder of the privately-owned “Mala Noche Resource Corp.”, in accordance with the terms of the arrangement, and compensation as an executive officer of the current Mala Noche.

As of the date of this AIF, Mr. Nesmith is the beneficial owner of 3,291,372 common shares of the Company, with 1,686,431 of these shares currently held in escrow pursuant to the Surplus Escrow Agreement (see “Escrowed Securities”). Mr. Nesmith also holds options and warrants entitling him to purchase 3,416,666 common shares of the Company. In addition, Nesmith Capital Corp., a company controlled by Mr. Nesmith, holds 500,000 common shares (400,000 held in escrow) and Nesmith Investment Trust, a trust of which Mr. Nesmith is a trustee and has direction over, holds 400,000 common shares and warrants to purchase an additional 200,000 common shares of the Company.

ITEM 10. LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Neither Mala Noche or its subsidiary are party to, or have been a party to within the Company’s last financial year, any legal proceedings or regulatory actions, nor is the Company aware of any such proceedings or regulatory actions known to be contemplated.

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

As of the date of this AIF, other than the provision of services by Wade Nesmith, Eduardo Luna, John Boddie and David Blaiklock pursuant to consulting services agreements described herein (see “Material Contracts”), and the provision of services by individuals in their capacities as directors, officers or consultants to Mala Noche and its subsidiaries (see filed MD&A and financial statements for details thereof), Mala Noche and its subsidiary have not acquired, from the date of incorporation of each entity to the date of this AIF, nor do they propose to acquire, any assets or services from its directors, officers, promoters, and principal shareholders or any associate or Affiliate of the foregoing.

ITEM 12. TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent is Computershare Investor Services Inc., 2nd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9.

ITEM 13. MATERIAL CONTRACTS

(a)

Option Agreement between Mala Noche Resources Corp. and Desarrollos Mineros San Luis, S.A. De C.V. dated May 8, 2007, as amended on August 7, 2008 and April 6, 2010. (See “Description of Business – Ventanas Property – Property Description and Location”);

(b)

Consulting services agreement between David Blaiklock and the Company, dated July 6, 2009. (See “Directors and Officers – Principal Occupations and Other Information about Mala Noche Directors and Management”)

(c)	Drilling Contract between Exploraciones Y Desarrollos Mineros, S.A. de C.V. and Mala Noche Mexico, dated August 27, 2008. (See “Description of Business – The Ventanas Property - Drilling”)

ITEM 14. INTERESTS OF EXPERTS

The following is a list of the persons or companies named as having prepared or certified a statement, report or valuation, in this AIF either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

(a)     The Company’s auditors, Deloitte & Touche LLP, who are independent within the meaning of the Rules of the Professional Conduct of the Institute of Chartered Accountants of British Columbia; and

(b)     Felix N.F. Lee, B.Sc., M.B.A., P. Geo. and Ian D. Trinder, M.Sc., P.Geo. of A.C.A Howe International Limited (Toronto) who authored the “Technical Report on the Ventanas Epithermal Silver-gold Property” dated January 27, 2009.

To the Company’s knowledge, none of these entities or individuals holds, directly or indirectly, more than 1% of the Company’s issued and outstanding common shares.

Based on information provided by the relevant persons, and except as otherwise disclosed in this AIF, none of the persons or companies referred to above has received or will receive any direct or indirect interests in the Property or the property of an associated party or an affiliate of the Company or have any beneficial ownership, direct or indirect, of the Company’s securities or of an associated party or an affiliate of the Company.

ITEM 15. ADDITIONAL INFORMATION

Additional financial information relating to Mala Noche is included in annual audited financial statements, proxy circulars, interim financial statements and management’s discussion and analysis. Copies of the relevant portion of any documents incorporated by reference in this AIF, Mala Noche’s most current financial statements and management’s discussion and analysis, and additional copies of this AIF as well as additional information relating to Mala Noche, including directors’ and officers’ remuneration and indebtedness, material contracts, principal holders of Mala Noche’s securities and securities authorized for issuance under equity compensation plans may be found on SEDAR at www.sedar.com.

The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents.

ITEM 16. DISCLOSURE FOR COMPANIES NOT SENDING INFORMATION CIRCULARS

Not applicable.

ITEM 17. CORPORATE GOVERNANCE

The Company adopted the following corporate governance policies in 2009, and all are available on the Company’s website:

(a)	Code of Business Conduct and Ethics;

(b)	Disclosure, Confidentiality and Insider Trading Policy; and

(c)	Procedures for the Submission of Complaints or Concerns

ITEM 18. AUDIT COMMITTEE

Audit Committee Charter and Composition of Audit Committee

The Audit Committee has adopted a charter that sets out its mandate and responsibilities, and is attached to the Company’s AIF dated December 31, 2008 and filed on SEDAR.

John Beaulieu, David Demers and Eduardo Luna are members of Mala Noche’s Audit Committee. Messrs. Demers and Beaulieu are considered “independent” as that term is defined in applicable securities legislation, and all three of the Audit Committee members have the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Mala Noche’s financial statements. The Audit Committee reviews all financial statements of the Company prior to their publication, reviews audits, considers the adequacy of audit procedures, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The charter has set criteria for membership which all members of the Audit Committee are required to meet consistent with National Instrument 52-110 Audit Committees and other applicable regulatory requirements. The Audit Committee, as needed, meets separately (without management present) with the Company’s auditors to discuss the various aspects of the Company’s financial statements and the independent audit. Each Audit Committee member is financially literate.

In determining whether a director is independent, the Board considers, for example, whether the director has any interests or relationships – other than those arising from his shareholdings in Mala Noche – which could, or could be perceived to, interfere with the director's ability to objectively assess the performance of management, or to exercise independent judgement in the best interests of Mala Noche. On this basis, Eduardo Luna, by reason of his offices of President, Chief Operating Officer and Co-Chair of the Board of Directors and by virtue of receiving consulting fees from Mala Noche, is not considered to be independent.

Relevant Education and Experience

All of the Audit Committee members are businessmen with experience in financial matters; each has a broad understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavor. In addition, each of the members of the Audit Committee have knowledge of the role of an audit committee in the realm of reporting companies from their respective years of experience as directors of public companies other than Mala Noche.

Disclosure respecting the education and experience of the Committee is provided in their biographies above. As a result of their education and experience, each member of the audit committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and an understanding of internal controls and procedures for financial reporting.

Reliance on Certain Exemptions

The Company’s auditors, Deloitte & Touche LLP, have not provided any material non-audit services.

Pre-Approval Policies and Procedures for Non-Audit Services

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditor. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services

Audit Fees

Fees incurred with Deloitte & Touche LLP for audit and non-audit services in the last fiscal year for audit fees are outlined in the following table.

Nature of Services	Fees Incurred to Auditor in Year Ended December 31, 2009
Audit Fees(1)	$46,500
Audit-Related Fees(2)	$0
Tax Fees(3)	$11,500
All Other Fees(4)	$0
Total	$58,000

Notes:

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.

Exemption

The Company is relying upon the exemption in section 6.1 of National Instrument 52-110 Audit Committees, dealing with audit committee composition and reporting obligations.